UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(☑ ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2022
OR
( ) Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (No Fee Required)
For the transition period from to

Commission file number 1-10026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp.
Prosperity Plus Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Albany International Corp.
216 Airport Drive, Rochester, New Hampshire 03867

Albany International Corp.
Prosperity Plus Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2022 and 2021

Albany International Corp.
Prosperity Plus Savings Plan December 31, 2022 and 2021
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2022 and 2021	4
Notes to Financial Statements	5-13

Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2022	14-22

Exhibit Index	23

*Other supplemental schedules required by Form 5500 [29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA)] have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Albany International Corp Prosperity Plus Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years ended December 31, 2022 and 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2014

Albany, New York
June 27, 2023

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets
Cash and cash equivalents	$1,716,335	$598,516
Investments, at fair value:
Registered investment companies	172,936,283	388,150,304
Preferred stocks and common stocks	1,733,283	2,774,758
Common collective trust funds	188,646,105	40,321,027
Albany International Corp. common stock	22,619,300	24,762,661
Other self-directed brokerage accounts	595,883	684,038
Total investments	388,247,189	457,291,304

Receivables:
Employer contribution receivable	4,451,998	4,732,186
Notes receivable from participants	5,941,711	6,198,027
Total receivables	10,393,709	10,930,213
Total assets	398,640,898	468,221,517

Net assets available for benefits	$398,640,898	$468,221,517

The accompanying notes are an integral part of these financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021

Investment (loss) income:
Interest and dividends	$7,038,463	$16,731,223
Net (depreciation) appreciation in fair value of investments	(70,626,671)	42,971,207
Net investment (loss)/income	(63,588,208)	59,702,430

Contributions:
Employer	11,018,022	10,889,481
Participants	19,550,925	14,849,419
Total contributions	30,568,947	25,738,900

Interest income on notes receivable from participants	275,131	286,156
Total (reductions)/additions	(32,744,130)	85,727,486

Deductions:
Benefits paid to participants	36,488,552	39,606,843
Administrative expenses and other deductions	347,937	377,783
Total deductions	36,836,489	39,984,626

Net (decrease)/increase	(69,580,619)	45,742,860
Net assets available for benefits:
Beginning of year	468,221,517	422,478,657
End of year	$398,640,898	$468,221,517

The accompanying notes are an integral part of these financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

1.    Description of Plan

The following description of the Albany International Corp. (the “Company” or the “Sponsor”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all domestic employees of the Company and its subsidiaries, except those covered by a collective bargaining agreement that does not provide for participation in the Plan, temporary employees, leased employees, contractors, interns and co-op students. Eligible employees hired on or after January 1, 2009, automatically become participants in the Plan for purposes of making pre-tax participant contributions, unless otherwise elected by the participant.

Contributions
Participants may make voluntary contributions to the Plan, that do not exceed the greater of 100% of the participant’s compensation, subject to certain limitations, on a before-tax and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions, as well as the employer contributions, into various investment options offered by the Plan. The Plan currently offers various investment options including registered investment companies, common stock, common collective trusts, and a participant directed brokerage option. The Company makes a matching contribution to the Plan up to 5% of the participant’s eligible compensation, which is comprised of a 100% match of the first 4% of compensation contributed by a participant and a 50% match of the next 2% of compensation contributed by a participant.

Discretionary Matching Contributions
The plan allows for discretionary matching contributions. The Company uses such discretion to provide profit sharing contributions to eligible plan participants. Such contributions are based on Company performance and vary from year to year and contributions are generally made in the first quarter following the Company’s fiscal year end. Discretionary matching contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company non-discretionary matching contributions. In order to receive a discretionary matching contribution, an employee must be an active contributing participant in the Plan on the last day of the year for which the discretionary matching contribution is made. If an employee is eligible, yet chooses to participate for less than a full year, the discretionary matching contribution will be pro-rated. The Company’s discretionary matching contribution is in the form of cash and was $4,451,998 and $4,732,186 for the years

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

ended December 31, 2022 and 2021, respectively. Discretionary matching contributions are reported as Employer Contributions within the Statements of Changes in Net Assets Available for Benefits. Contributions are subject to certain IRS limitations.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the participant’s highest outstanding note balance over the last 12 months, or 50% of their account balance. Interest rates on notes are determined by the Compensation Committee of the Plan Sponsor’s board of directors from time to time with the rate remaining constant throughout the life of the note (rates, which are calculated as prime rate plus 1%, range between 4.25% and 10.25% at December 31, 2022 and 2021). Notes are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for notes for the purchase of a primary residence, which range from 1 to 20 years.

Vesting
Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Payment of Benefits
Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination
The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs
Certain direct costs incurred in administering the Plan are borne by the Company. The Company paid Plan administrative expenses of $152,458 and $145,120 during 2022 and 2021, respectively, which principally consisted of plan fiduciary services. Expenses paid by the Plan included investment advisory fees and securities brokerage fees.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Net Assets Available for Benefits and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, common collective trusts, registered investment companies and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market disruptions can adversely affect investment and thus investment securities performance. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition
Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Compensation Committee of the Plan Sponsor’s board of directors determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or allocated as a cash distribution to the participant’s respective accounts, as elected by the participant. Total cash dividends received by participants were $184,686 and $217,643 for the years ended December 31, 2022 and 2021, respectively. Interest income is recorded as earned.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits
Benefit payments are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Fees related to participant loans are paid by the participants. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. Delinquent participant loans are recorded as deemed distributions on the basis of the terms of the Plan agreement.

Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees charged by fund managers are included in net appreciation/ depreciation of fair value of investments.

Subsequent Events
Management considers events or transactions that occur after the date of the Statement of Net Assets Available for Benefits, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were available for issuance.

Effective February 28, 2023, the Plan Sponsor terminated The Albany International Stock Fund as an investment option for participants. All participant balances were converted to other investments as directed by investment selections of the participants, or to a qualified default investment alternative, as applicable.

3.    Fair Value Measurements

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1     Inputs to the valuation methodology are unadjusted quoted prices for assets or liabilities in active markets that the Plan has the ability to access.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Level 2     Inputs include:
–quoted prices for similar assets or liabilities in active markets;
–quoted prices for identical assets or similar assets or liabilities in inactive markets;
–inputs other than quoted prices that are observable for the asset and liability;
–inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3     Inputs are unobservable and significant to the fair value measurement.
Level 3 inputs are unobservable inputs for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Investments in registered investment companies are valued using the quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year-end.

Common stock, preferred stock, and other self-directed brokerage accounts (exchange traded funds, closed-end funds, and mutual funds) are valued using active markets at the latest quoted sales price on the last business day of the year on its principal exchange.

Investments in common collective trust (CCT) funds are investment vehicles valued using the net asset values (NAV) provided by fund managers. The NAV is the total value of the fund divided by the number of shares outstanding and is based on the fair value of underlying investments held by the CCT funds. CCT funds are traded at NAV, determined daily or monthly, and are categorized as Level 2 because the NAV’s, although readily determinable, are not published on an active exchange nor publicly available. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the CCT funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no penalties or restrictions for withdrawing assets from the CCT funds at any time.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021.

	Assets at Fair Value as of December 31, 2022
	Quoted prices in active market	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$1,716,335	$—	$—	$1,716,335
Registered investment companies:
Balanced funds	1,112,351	—	—	1,112,351
Domestic stock funds	129,026,053	—	—	129,026,053
Bond funds	24,482,637	—	—	24,482,637
International stock funds	18,104,848	—	—	18,104,848
Money market funds	210,394	—	—	210,394

Preferred stocks and common stocks	1,733,283	—	—	1,733,283
Common collective trust funds	—	188,646,105	—	188,646,105
Albany International Class A common stock	22,619,300	—	—	22,619,300
Other self-directed brokerage accounts	595,883	—	—	595,883
Total investments	$199,601,084	$188,646,105	$—	$388,247,189

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

	Assets at Fair Value as of December 31, 2021
	Quoted prices in active market	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$598,516	$—	$—	$598,516
Registered investment companies:
Balanced funds	172,098,804	—	—	172,098,804
Domestic stock funds	166,646,254	—	—	166,646,254
Bond funds	27,523,309	—	—	27,523,309
International stock funds	21,735,299	—	—	21,735,299
Money market funds	146,638	—	—	146,638

Preferred stocks and common stocks	2,774,758	—	—	2,774,758
Common collective trust funds	—	40,321,027	—	40,321,027
Albany International Class A common stock	24,762,661	—	—	24,762,661
Other self-directed brokerage accounts	684,038	—	—	684,038
Total investments	$416,970,277	$40,321,027	$—	$457,291,304

During 2022 and 2021, the Plan’s investments earned interest and dividend income as follows:

	2022	2021

Registered Investment companies	$6,060,302	$15,804,230
Albany International Corp. common stock	221,936	261,859
Common collective trust	699,754	571,738
Common Stocks and other self-directed brokerage accounts	56,471	93,396
	$7,038,463	$16,731,223

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

4.    Related party and Party-in-interest Transactions

The Plan invests in shares of mutual funds (including the Vanguard brokerage option) managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $185,116 and $222,088 and sold $4,749,268 and $5,742,485 of Albany International Class A common stock during the years ended December 31, 2022 and 2021, respectively. In May 2021, the Plan Sponsor determined The Albany International Stock Fund would be removed as an investment option effective February 2023. Any participant balances in that fund at that time were converted to other investments as directed by investment selections of the participants, or to a qualified default investment alternative, as applicable.Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions.

5.    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 2017, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and ERISA counsel believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.    Reconciliation of Financial Statements to Form 5500

In certain circumstances, notes receivable from participants that are in default continue to be treated on the financial statements as notes receivable, but are treated on Form 5500 as deemed distributions, which are considered taxable distributions from the Plan.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

A reconciliation of total investments per the financial statements at December 31, 2022 and 2021 to the annual report filed on Form 5500:

	2022	2021

Total investments per financial statements	$388,247,189	$457,291,304

Notes receivable from participants	5,941,711	6,198,027
Deemed distributions	(148,435)	(36,923)
Total notes receivable per Form 5500	5,793,276	6,161,104

Total investments per Form 5500	$394,040,465	$463,452,408

The following is a reconciliation of net assets available for benefits per the financial statements Form 5500 at December 31, 2022 and 2021:

	2022	2021

Net assets available for benefits per the financial statements	$398,640,898	$468,221,517
Deemed distributions	(148,435)	(36,923)
Net assets available for benefits per Form 5500	$398,492,463	$468,184,594

The following is a reconciliation of the increase in net assets available for benefits per the financial statements Form 5500 at December 31, 2022 and 2021:

	2022	2021

Net (decrease)/increase in net assets available for benefits per the financial statements	($69,580,619)	$45,742,860
Changes in deemed distributions	(111,512)	8,784
Net (decrease)/increase in net assets available for benefits per Form 5500	($69,692,131)	$45,751,644

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

Supplemental Schedule

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost **	Current Value

*	Cash and cash equivalents	Cash and Cash Equivalents		$1,716,335

*	Dodge & Cox Intl St Fd Cl I	Registered Investment Company	—	7,680,086
*	Goldman Sachs Small Cap Val	Registered Investment Company	—	5,954,008
*	Prin DiverseRealAsset I	Registered Investment Company	—	1,112,351
*	T. Rowe Price Equity Income; R	Registered Investment Company	—	19,955,087
*	Vanguard Cash Res Fed MM Adm	Registered Investment Company	—	210,394
*	Vanguard FTSE All Wrd ex-US Ad	Registered Investment Company	—	10,424,762
*	Vanguard Inst Index Fd Inst'l	Registered Investment Company	—	63,388,831
*	Vanguard Md-Cap Index Fund Ins	Registered Investment Company	—	24,919,100
*	Vanguard Total Bond Idx Inst	Registered Investment Company	—	24,482,637
*	Vanguard U.S. Growth Adm	Registered Investment Company	—	14,809,027
				172,936,283

*	Albany International Class A	Company Stock Fund	—	22,619,300

*	3 D Systems Inc Com	Stock	—	7
*	3M Company Com	Stock	—	3,006
*	89Bio Inc Com	Stock	—	23,525
*	9 Meters Biopharma Inc Com	Stock	—	221
*	Abbvie Inc Com	Stock	—	7,036
*	Advanced Micro Devices Inc Com	Stock	—	5,570
*	Affirm Hldgs Inc Com Cl A	Stock	—	174
*	Aflac Inc Com	Stock	—	2,675
*	Air Products & Chemicals Inc Com	Stock	—	1,863
*	Allstate Corp Com	Stock	—	949
*	Alphabet Inc Com Cl A	Stock	—	3,088
*	Alphabet Inc Com Cl C	Stock	—	1,952
*	Alps ETF Trust Alerian Mlp ETF	Stock	—	6,472
*	Amazon Com Inc Com	Stock	—	5,376
*	Amc Entertainment Holdings Inc Pfd Eqt Unit Dep Rep 1/100	Stock	—	1,410
*	American Century Investments Avantis Emgmkt ETF	Stock	—	17,183
*	American Century Investments Avantis Us Sml Cp Valu ETF	Stock	—	44,930
*	American Century Investments Emerging Markets Value ETF	Stock	—	9,830

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

*	American Century Investments Intl Eqt ETF	Stock	—	957
*	American Century Investments Intl Smcp Vlu ETF	Stock	—	21,674
*	American Century Investments Us Eqt ETF	Stock	—	1,292
*	American Express Co Com	Stock	—	742
*	American Tower Corp Com Usd0.01	Stock	—	1,066
*	Annaly Capital Management Inc Com	Stock	—	1,939
*	Apple Inc Com	Stock	—	47,713
*	Arbutus Biopharma Corp Com	Stock	—	2,330
*	Ardelyx Inc Com	Stock	—	23,484
*	Ark Etf Tr Fintech Innova ETF	Stock	—	928
*	Arrow Financial Corp Com	Stock	—	67,868
*	Assertio Holdings Inc Com	Stock	—	22,837
*	AT&T Inc Com	Stock	—	1,841
*	Aurora Cannabis Inc Com	Stock	—	24
*	Automatic Data Processing Inc Com	Stock	—	3,129
*	Avalon Advanced Materials Inc Com	Stock	—	281
*	Avidxchange Hldgs Inc Com	Stock	—	845
*	Avista Corp Com	Stock	—	2,217
*	Ballard Power Systems Inc Com	Stock	—	1,911
*	Banco Santander Sa Adr Sponsored	Stock	—	5,921
*	Bank Of America Corporation Com	Stock	—	4,225
*	Banner Corp Com	Stock	—	3,160
*	Barrick Gold Corporation Com	Stock	—	6,099
*	Bed Bath And Beyond Com	Stock	—	7,530
*	Berkshire Hathaway Inc Com Cl B	Stock	—	10,812
*	Beyond Meat Inc Com	Stock	—	1,231
*	Blackrock Energy Com	Stock	—	3,759
*	Blackrock Taxable Muni Bond Tr Tax Municpal Bd Tr Shs	Stock	—	6,736
*	Blackstone Inc Com	Stock	—	1,706
*	Boeing Co Com	Stock	—	8,763
*	Boston Properties Inc Com	Stock	—	1,419
*	Boxed Inc Com	Stock	—	96
*	Bright Scholar Education Hldgs Adr	Stock	—	5
*	Broadcom Inc Com	Stock	—	559
*	Broadmark Realty Capital Inc Com	Stock	—	15,500
*	Btcs Inc Com	Stock	—	2
*	Cannabis Sativa Inc Com	Stock	—	10
*	Canopy Growth Corporation Com	Stock	—	34,802
*	Caretrust Reit Inc Com	Stock	—	2,415
*	Caterpillar Inc Com	Stock	—	1,209
*	Cemex S.A.B. De C.V. Adr Sponsored	Stock	—	2,025
*	Chargepoint Holdings Inc Com Cl A	Stock	—	1,858

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

*	Check-Cap Ltd Com	Stock	—	1,725
*	Cheniere Energy Inc Com	Stock	—	4,499
*	Chevron Corporation Com	Stock	—	25,667
*	Cinedigm Corporation Com Cl A	Stock	—	3,877
*	Cisco Systems Inc Com	Stock	—	5,391
*	Coca-Cola Co Com	Stock	—	4,453
*	Coinbase Global Inc Com Cl A	Stock	—	2,407
*	Colgate-Palmolive Co Com	Stock	—	2,386
*	Community Trust Bancorp Inc Com	Stock	—	4,593
*	Compass Inc Com Cl A	Stock	—	892
*	Costco Wholesale Corp Com	Stock	—	6,023
*	Cpi Card Group Inc Com	Stock	—	27,637
*	Cvrx Inc Com	Stock	—	23,470
*	Delcath Systems Inc Com	Stock	—	4
*	Delta Air Lines Inc Com	Stock	—	23,758
*	Digital Realty Trust Inc Com Stk	Stock	—	407
*	Dimensional Etf Tr International Value ETF	Stock	—	4,794
*	Dominion Energy Inc Com	Stock	—	499
*	Duke Energy Corp Com	Stock	—	633
*	Easterly Government Prop Inc Com	Stock	—	3,068
*	Essex Property Trust Inc Com	Stock	—	856
*	ETF Managers Trust Prime Mobile Pay ETF	Stock	—	393
*	Evofem Biosciences Inc Com	Stock	—	23
*	Exxon Mobil Corporation Com	Stock	—	1,678
*	First Solar Inc Com	Stock	—	14,979
*	Fisker Inc Com Cl A	Stock	—	11,996
*	Ford Motor Co Com	Stock	—	779
*	Fresh Tracks Therapeutics Inc Com	Stock	—	183
*	Fubotv Inc Com	Stock	—	522
*	Geckosystems Intl Com	Stock	—	69
*	General Dynamics Corp Com	Stock	—	1,255
*	General Electric Co Com	Stock	—	4,190
*	General Mills Inc Com	Stock	—	1,618
*	Global Arena Holding Inc Com	Stock	—	2
*	Global X Fds Global X MSCI Superdivd Emr	Stock	—	8,857
*	Glycomimetics Inc Com	Stock	—	23,573
*	Golden Matrix Group Inc Com	Stock	—	2,286
*	Golden Ocean Group Ltd Com	Stock	—	1,738
*	Growgeneration Corp Com	Stock	—	3,998
*	Guggenheim Taxble Muni Bd & In Com	Stock	—	8,180
*	Halliburton Co Com	Stock	—	8,145
*	Home Depot Inc Com	Stock	—	24,014
*	Hormel Foods Corp Com	Stock	—	276

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

*	Inseego Corp Com	Stock	—	506
*	Intel Corp Com	Stock	—	8,804
*	Intuitive Surgical Inc Com	Stock	—	13,268
*	Invesco Exchange Traded Fd Tr S&P500 Pur Val ETF	Stock	—	12,278
*	Invesco Exchange Traded Fund T Cef Inm Compsi ETF	Stock	—	13,590
*	Invesco Exchange Traded Fund T S&P500 Hdl Vol ETF	Stock	—	25,179
*	Invesco Mortgage Capital Inc Com	Stock	—	4,557
*	Invesco QQQ Trust Unit Ser 1 ETF	Stock	—	4,527
*	Iqiyi Inc Adr	Stock	—	2,385
*	Ishares Trust Core S&P Scp ETF	Stock	—	8,950
*	Ishares Trust Eafe Value ETF	Stock	—	963
*	Itonis Inc Com	Stock	—	387
*	Iveric Bio Inc Com	Stock	—	2,848
*	Jack In The Box Inc Com	Stock	—	13,646
*	Joby Aviation Inc Com	Stock	—	844
*	Johnson & Johnson Com	Stock	—	9,361
*	JP Morgan Chase & Co Com	Stock	—	7,121
*	Kimberly Clark Corp Com	Stock	—	962
*	Kinder Morgan Inc Com	Stock	—	1,808
*	Kraneshares Tr Quadrtc Int Rt ETF	Stock	—	6,783
*	Kroger Co Com	Stock	—	985
*	Latham Group Inc Com	Stock	—	6,440
*	Lexicon Pharmaceuticals Inc Com	Stock	—	443
*	Lightning Emotors Incorporated Com	Stock	—	1,191
*	Lightspeed Commerce Inc Com	Stock	—	1,430
*	Liminal Biosciences Inc Com	Stock	—	1,625
*	Livent Corporation Com	Stock	—	101,337
*	Lockheed Martin Corp Com	Stock	—	3,949
*	Lsi Industries Com	Stock	—	22,999
*	Lynas Rare Earths Ltd Com	Stock	—	610
*	Macquarie Gbl Infr Com	Stock	—	4,998
*	Marathon Digital Holdings Inc Com	Stock	—	86
*	Matterport Inc Com Cl A	Stock	—	591
*	Mcdonald's Corporation Com	Stock	—	533
*	Medical Properties Trust Inc Com	Stock	—	588
*	Medmen Enterprises Inc Com	Stock	—	32
*	Medtronic Plc Com	Stock	—	393
*	Merck & Co Inc Com	Stock	—	13,314
*	Meritage Homes Corp Com	Stock	—	922
*	Meta Platforms Inc Com Cl A	Stock	—	4,453
*	Micron Technology Inc Com	Stock	—	3,848
*	Microsoft Corp Com	Stock	—	13,966
*	Mks Instruments Inc Com	Stock	—	3,643

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

*	Morgan Stanley Com	Stock	—	5,299
*	Msc Industrial Direct Co Com Cl A	Stock	—	832
*	Mullen Automotive Inc Com	Stock	—	2,860
*	National Health Investors Com Stk	Stock	—	1,336
*	Ndt Pharmaceuticals Inc Com	Stock	—	11
*	Neoleukin Therapeutics Inc Com	Stock	—	382
*	Nine Energy Service Inc Com	Stock	—	26,314
*	Northrop Grumman Corp Com	Stock	—	5,486
*	Norwegian Cruise Line Hldgs Lt Com	Stock	—	1,787
*	Nutanix Inc Com Cl A	Stock	—	4,793
*	Nuveen Dow 30 Dynamic Overwrit Shs	Stock	—	13,959
*	Nuveen S&P 500 Buywrite Income Com	Stock	—	4,554
*	Nuveen Taxable Muni Income Fd Taxable Muni Income Fund	Stock	—	15,960
*	Nxp Semiconductors N V Com	Stock	—	2,845
*	Omega Healthcare Investors Com Stk	Stock	—	2,236
*	On Semiconductor Corp Com	Stock	—	5,239
*	On Track Innovations Csh Mrg	Stock	—	24
*	Ontrak Inc Com	Stock	—	92
*	Organon & Co Com	Stock	—	335
*	Packaging Corp Of America Com	Stock	—	54,618
*	Palantir Tech Inc Com Cl A	Stock	—	1,284
*	Pepsico Inc Com	Stock	—	732
*	Pfizer Inc Com	Stock	—	2,479
*	Physicians Realty Trust Com	Stock	—	2,171
*	Plug Power Inc Com	Stock	—	841
*	Portland General Electric Co Com	Stock	—	4,900
*	Price T Rowe Groups Com	Stock	—	768
*	Procter & Gamble Co Com	Stock	—	9,460
*	Proqr Therapeutics N V Com	Stock	—	14,800
*	Qualcomm Inc Com	Stock	—	5,497
*	Rapid7 Inc Com	Stock	—	1,291
*	Rapt Therapeutics Inc Com	Stock	—	2,119
*	Rare Element Resources Ltd Com	Stock	—	98
*	Rayonier Adv Materials Inc Com	Stock	—	23,856
*	Raytheon Tech Corp Com	Stock	—	609
*	Realty Income Corp Com	Stock	—	1,811
*	Reaves Utility Income Fd Com Sh Ben Int	Stock	—	13,004
*	Regal Rexnord Corp Com	Stock	—	720
*	Repare Therapeutics Inc Com	Stock	—	1,471
*	Restaurant Brands Intl Inc Com	Stock	—	2,640
*	Robinhood Markets Inc Com Cl A	Stock	—	204
*	Roblox Corp Com Cl A	Stock	—	2,846
*	Ryder System Inc Com	Stock	—	1,671

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

*	Schwab Strategic Tr Schwb Fdt Int Sc ETF	Stock	—	2,929
*	Schwab Strategic Tr Us Dividend Eq ETF	Stock	—	36,594
*	Science 37 Hldgs Inc Com	Stock	—	167
*	Sensata Tech Holding Plc Com	Stock	—	4,684
*	Shift Technologies Inc Com Cl A	Stock	—	179
*	Silvergate Capital Corporation Com Cl A	Stock	—	296
*	Smiledirectclub Inc Com Cl A	Stock	—	423
*	Sndl Inc Com	Stock	—	627
*	Sofi Technologies Inc Com	Stock	—	899
*	Softbank Group Corp Adr Unsponsored	Stock	—	1,269
*	Sonoco Products Co Com	Stock	—	3,036
*	Southern Co Com	Stock	—	721
*	Southstate Corporation Com	Stock	—	2,291
*	Spdr S&P500 Etf Trust Tr Unit ETF	Stock	—	107,845
*	Spdr Series Trust Portfli Intrmdit ETF	Stock	—	226
*	Spdr Series Trust S&P Regl Bkg ETF	Stock	—	11,748
*	Spire Inc Com	Stock	—	1,377
*	Sprott Physical Gold And Silve Tr Unit	Stock	—	9,862
*	Sprott Physical Gold Trust Unit	Stock	—	10,462
*	Stag Industrial Inc Com	Stock	—	985
*	Starbucks Corp Com	Stock	—	1,488
*	Store Cap Corp Com	Stock	—	1,312
*	Strategy Shares Ns 7Handl Idx ETF	Stock	—	27,801
*	Sunnova Energy Intl Incorp Com	Stock	—	3,836
*	Target Corp Com	Stock	—	2,108
*	Teladoc Health Inc Com	Stock	—	449
*	Tesla Inc Com	Stock	—	37,816
*	Tg Therapeutics Inc Com	Stock	—	7,098
*	The Hartford Fin Services Grp Com	Stock	—	758
*	The Realreal Inc Com	Stock	—	131
*	Tilray Brands Inc Com	Stock	—	1,883
*	T-Mobile Us Inc Com	Stock	—	2,100
*	Travelers Companies Inc Com	Stock	—	2,841
*	Twilio Inc Com Cl A	Stock	—	979
*	Tyson Foods Inc Com Cl A	Stock	—	1,004
*	Unilever Plc Adr Sponsored	Stock	—	3,923
*	Union Pacific Corp Com	Stock	—	1,039
*	United Parcel Service Inc Com Cl B	Stock	—	1,222
*	Unity Software Inc Com	Stock	—	915
*	Vanguard Extended Dur ETF	Stock	—	6,212
*	Vanguard Ftse Developed Mkts ETF	Stock	—	4,772
*	Vanguard Inter Term Treas ETF	Stock	—	14,035
*	Vanguard Real Estate ETF	Stock	—	907
*	Vanguard S&P 500 ETF Shs	Stock	—	7,106

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

*	Vanguard Short Term Treas ETF	Stock	—	116
*	Vanguard Strm Infproidx ETF	Stock	—	9,529
*	Velodyne Lidar Inc Com	Stock	—	389
*	Verizon Communications Com	Stock	—	4,334
*	Verona Pharma Adr Sponsored	Stock	—	27,489
*	Visa Inc Com Cl A	Stock	—	3,122
*	Vislink Technologies Inc Com	Stock	—	1,772
*	Walgreens Boots Alliance Inc Com	Stock	—	453
*	Walmart Inc Com	Stock	—	8,893
*	Walt Disney Company (The) Com	Stock	—	14,770
*	Warner Bros Discovery Inc Com	Stock	—	228
*	Weibo Corporation Adr	Stock	—	18,986
*	Wells Fargo & Company Com	Stock	—	4,129
*	Wisdomtree Trust Emg Mkts Smcap ETF	Stock	—	5,942
*	Workhorse Group Inc Com	Stock	—	1,242
*	Worthington Industries Inc Com	Stock	—	1,491
*	Wynn Resorts Ltd Com	Stock	—	6,020
*	Youngevity International Inc Com	Stock	—	33
*	Zurn Elkay Water Solns Corp Com	Stock	—	633
				1,733,283

*	Fidelity Investments Gold Retail	Mutual Fund	—	10,837
*	Northern Lights Tr Pfg Amer Conserv Inc Strat R	Mutual Fund	—	197,304
*	Northern Lights Tr Pfg American Growth Strat R	Mutual Fund	—	237,424
*	Vanguard Energy Investor	Mutual Fund	—	14,545
*	Vanguard Gnma Investor	Mutual Fund	—	8,686
*	Vanguard Long Term Treasury Investor	Mutual Fund	—	15,194
*	Vanguard Short Term Federal Investor	Mutual Fund	—	27,782
*	Vanguard Short Term Treasury Idx Admrl	Mutual Fund	—	28,390
*	Vanguard Wellesley Income Investor	Mutual Fund	—	55,721
				595,883

*	Vanguard Retirement Savings Trust III	Common Collective Trust	—	44,341,097
*	Vanguard Tgt Retire 2020 Tr II	Common Collective Trust	—	7,931,818
*	Vanguard Tgt Retire 2025 Tr II	Common Collective Trust	—	31,864,439
*	Vanguard Tgt Retire 2030 Tr II	Common Collective Trust	—	15,893,512
*	Vanguard Tgt Retire 2035 Tr II	Common Collective Trust	—	23,934,081
*	Vanguard Tgt Retire 2040 Tr II	Common Collective Trust	—	8,928,025
*	Vanguard Tgt Retire 2045 Tr II	Common Collective Trust	—	20,251,029
*	Vanguard Tgt Retire 2050 Tr II	Common Collective Trust	—	9,925,436
*	Vanguard Tgt Retire 2055 Tr II	Common Collective Trust	—	8,317,653
*	Vanguard Tgt Retire 2060 Tr II	Common Collective Trust	—	5,758,060
*	Vanguard Tgt Retire 2065 Tr II	Common Collective Trust	—	1,730,065
*	Vanguard Tgt Retire 2070 Tr II	Common Collective Trust	—	43,047

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

*	Vanguard Tgt Retire Inc Tr II	Common Collective Trust	—	9,727,843
				188,646,105

*	Participant Notes Receivable	Participant loans (for a term not exceeding 20 years at interest rates ranging from 4.25% to 10.25%), maturities from 1/31/2023 through 11/18/2041	—	5,941,711

				$394,188,900

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore, is not included

See accompanying report of independent registered public accounting firm.

Albany International Corp.
Prosperity Plus Savings Plan
Exhibit Index
December 31, 2022

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

     ALBANY INTERNATIONAL CORP.
     By: /s/ Robert D. Starr
     Name: Robert D. Starr
     Title: Executive Vice President, Chief Financial Officer and Treasurer and
Chairman, Albany International Corp. Plan Administration Committee

June 27, 2023